Exhibit 99.1

Notice to convene Annual General Meeting 2018

Notice is hereby given that the annual general meeting of Ascendis Pharma A/S (the “Company”) will be held on:

May 29th, 2018 at 2:00 pm CET

The annual general meeting will be held at:

Mazanti-Andersen Korsø Jensen, Amaliegade 10, DK-1256 Copenhagen K, Denmark

The agenda for the annual general meeting is as follows:

1.	Election of Chairman of the Meeting

2.	Report on the Company’s Activities during the Past Year

3.	Presentation of Audited Annual Report with Auditor’s Statement for Approval and Discharge of the Board of Directors and Management

4.	Resolution on Application of Profits or Covering of Losses as per the Adopted Annual Report

5.	Election of Board Members

6.	Election of State-authorized Public Auditor

7.	Any proposals from the Board of Directors and/or Shareholders

Complete Proposals

Re 1

The Board of Directors proposes that attorney-at-law Lars Lüthjohan Jensen is elected as chairman of the general meeting.

Re 2

Chairman of the Board, Michael Wolff Jensen, and/or Chief Executive Officer, Jan Møller Mikkelsen will report on the Company’s activities for the year ended December 31, 2017.

Re 3

The Board of Directors recommends that the audited annual report will be adopted and that a resolution will be passed to discharge the Board of Directors and Management from liability.

Re 4

The Board of Directors proposes that the consolidated loss for the year of EUR 123.9 million be carried forward to next year through recognition in accumulated deficit.

Re 5

Members of Class II of the Board of Directors are up for election. Pursuant to article 10 of the Articles of Association, board members shall be elected in accordance with the following rules:

“The board of directors shall with respect to the duration of the term which they severally hold office be classified into two classes as nearly equal in number as possible. Such classes shall originally consist of one class of directors (“Class I”) who shall be elected at the annual general meeting held in 2015 for a term expiring at the annual general meeting to be held 2017; and a second class of directors

(“Class II”) who shall be elected at the annual general meeting held in 2015 for a term expiring at the annual general meeting to be held in 2016. The shareholders shall increase or decrease the number of directors, in order to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting beginning in 2016, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election.”

Currently, the Board of Directors is composed of the following:

Class I, with a term expiring at the annual general meeting to be held in 2019: James I. Healy, Jan Møller Mikkelsen, Michael Wolff Jensen and Lisa Morrison.

Class II, with a term expiring at this annual general meeting in 2018: Albert Cha, Martin Olin, Jonathan T. Silverstein and Birgitte Volck. It is noted that Jonathan T. Silverstein has informed the Board of Directors that he does not stand for reelection.

The board of directors proposes that the following persons are elected for Class II for a term expiring at the annual general meeting to be held in 2020:

Albert Cha (reelection for Class II)

Birgitte Volck (reelection for Class II)

Marin Olin (reelection for Class II)

so that, if so decided by the shareholders, the board of directors will consists of the following:

Class I, with a term expiring at the annual general meeting to be held in 2019:

James I. Healy

Jan Møller Mikkelsen

Lisa Morrison

Michael Wolff Jensen

Class II, with a term expiring at the annual general meeting to be held in 2020:

Albert Cha

Birgitte Volck

Martin Olin

All current board members in Class II except for Jonathan T. Silverstein have accepted to stand for reelection in accordance with the above. Information about the current board members is available on the Company’s website www.ascendispharma.com.

Re 6

The Board of Directors proposes that Deloitte Statsautoriseret Revisionspartnerselskab be re-appointed as the Company’s auditor.

Re 7

The Board of Directors proposes to amend the Articles of Association by renewing the authorisation to the Board of Directors to issue warrants.

The Board of Directors specifically proposes:

(1) that the following wording is inserted as a new section 4g in the Articles of Association:

“The Board of Directors is authorized, in accordance with the Danish Companies Act, Section 169, cf. Section 155, Subsection 2, during the period until 28 May 2023 on one or more occasions to issue warrants to members of the Board of Directors, Executive Management and employees, advisors and consultants of the Company or its subsidiaries entitling the holder to subscribe shares for a total of up to nominal value of DKK 4,000,000 without pre-emptive rights for the Company’s shareholders. The exercise price for the warrants shall be determined by the Board of Directors in consultation with the Company’s advisors and shall equal at least to the market price of the shares at the time of issuance. The Board of Directors shall determine the terms for the warrants issued and the distribution hereof.

At the same time, the Board of Directors is authorized in the period until 28 May 2023, on one or more occasions to increase the Company’s share capital by up to a total nominal value of DKK 4,000,000 without pre-emptive rights for the existing shareholders by cash payment in order to implement the capital increase related to exercise of the warrants. In accordance with this clause the Board of Directors may increase the share capital with a minimum nominal value of DKK 1 and a maximum nominal value of DKK 4,000,000. The board is authorized to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares.

The new shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company’s shareholder register. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares redeemed fully or partly. The shares shall be with the same rights as the existing share capital. The new shares shall give rights to dividends and other rights in the Company from the time which is determined by the Board of Directors in connection with the decision to increase the share capital.”

and

(2) that any remaining warrants that the board is authorized to issue under existing authorization in section 4a of the Articles of Association shall be considered as exhausted.

The Board of Directors specifically proposes that the following wording is inserted in the existing authorisation to issue warrants in section 4a in the Articles of Association:

“This authorisation to issue warrants shall be considered as fully exhausted with the consequence that the Board of Directors cannot issue any new warrants per section 4a with effect from 29 May 2018. For clarity, any warrants issued per this section 4a shall remain in full force and effect as per the terms determined by the Board of Directors in connection with such grant of warrants.”

—oo0oo—

The adoption of the proposal to amend the Articles of Association proposed in item 7 of the agenda requires a majority in favor of the proposed resolution of at least two thirds of both the votes cast and of the voting share capital represented at the general meeting. The remaining proposals are adopted by a simple majority of the votes cast.

The Company’s nominal share capital currently amounts to DKK 41,581,215 consisting of 41,581,215 shares of DKK 1 nominal value. At the general meeting, each share amount of DKK 1 nominal value carries one vote.

Information: The following information is available at the Company’s website www.ascendispharma.com as of May 01, 2018.

•	Notice to convene the annual general meeting

•	The aggregate number of shares and voting rights as at the date of the notice to convene the general meeting

•	The documents that will be submitted at the general meeting, including the audited annual report

•	The agenda and the complete proposals for adoption

•	Forms for voting by proxy or by mail

The convening notice will also be forwarded in writing to all shareholders recorded in the register of owners who have requested such notification.

Shareholders can ask questions to the Company in writing regarding the agenda and/or the documents prepared for the general meeting.

A shareholder’s right to attend general meetings and to vote at general meetings is determined on the basis of the shares that the shareholder owns on the registration date. The registration date is May 22, 2018. The shares which the individual shareholder owns are calculated on the registration date on the basis of the registration of ownership in the Register of Owners as well as notifications concerning ownership which the company has received with a view to update the ownership in the Register of Owners.

In addition, any shareholder who is entitled to attend a general meeting and who wishes to attend must have requested an admission card from the Company as described below.

Language: The meeting will be conducted in English according to section 7 of the Articles of Association.

Shareholders, proxies and any accompanying adviser must have an admission card to attend the general meeting. Admission cards may be ordered on the Company’s website, www.ascendispharma.com or on the website of Computershare A/S, www.computershare.dk.

Admission cards must be ordered no later than May 28, 2018 at 12.00 a.m. (CET).

Proxy: For the general meeting, shareholders may vote by proxy by presenting an instrument of proxy, duly signed and dated. Proxy forms can be downloaded from the website of the Company, www.ascendispharma.com, and must be forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail or by fax no. + 45 45 46 09 98. Computershare must receive completed proxy forms no later than Monday, May 28, 2018 at 12.00 a.m. (CET).

Proxies may also be granted electronically on the Company’s website, www.ascendispharma.com, or on the website of Computershare A/S, www.computershare.dk, by using a Computershare username and password. Usernames and passwords will be sent to all shareholders by email. Electronic proxies must be granted no later than Monday, May 28, 2018 at 12.00 a.m. (CET).

Voting by mail: Shareholders may—instead of voting in person at the ordinary general meeting—choose to vote by mail, i.e. voting in writing prior to the general meeting. Any shareholder who chooses to vote by mail shall send the absentee vote to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail or by fax no. + 45 45 46 09 98.

Electronic voting: It is also possible to vote electronically on the website of Computershare A/S, www.computershare.dk, by using Computershare username and password.

In order to stay valid, the absentee vote must be received by Computershare A/S no later than May 28, 2018 at 12.00 a.m. (CET). Absentee voting forms can also be downloaded from the website of the Company, www.ascendispharma.com. Please note that an absentee vote cannot be withdrawn.

Please note that letters may be in the mail for several days.

Hellerup, May 01, 2018

On behalf of the Board of Directors

Michael Wolff Jensen

Chairman